UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): April 24, 2024

IROQUOIS VALLEY FARMLAND REIT, PBC

(Exact name of issuer as specified in its charter)

Delaware	82-0921424
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

708 Church Street, Suite 212, Evanston, IL	60201
(Full mailing address of principal executive offices)	(ZIP Code)

(847) 859-6645

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.  Other Events

Offering Supplement No. 5 Filed

On April 25, 2024, Iroquois Valley Farmland REIT, PBC (the “Company”) filed Supplement No. 5 to its Regulation A+ Offering Circular dated May 18, 2023 (“Offering Supplement No. 5”) on the SEC’s EDGAR system.

Offering Supplement No. 5 announces a number of matters, including but not limited to:

1) The new share price of common stock is now $110 effective May 1, 2024;

2) Information on how the Company determined the new share price; and

3) A summary of the Amended and Restated Stock Redemption Program.

2024 Stock Redemption Program

The Board of Directors has adopted an amended and restated Stock Redemption Program dated April 24, 2024 (the “Stock Redemption Program”). Among other changes, the new Stock Redemption Program allows for redemption periods to occur up to four times per year and allows for rolling redemption requests.

The foregoing is a summary of the Stock Redemption Program and is qualified in its entirety by reference to the full text of the Stock Redemption Program, which is attached hereto as Exhibit 9.1.

Sale of Promissory Notes

The Company sold certain unsecured promissory notes, including “Rooted in Regeneration” promissory notes, to investors pursuant to an exemption from registration provided under Section 4(a)(2) of the Securities Act of 1933, as amended. A copy of the form of promissory note is attached hereto as Exhibit 9.2.

Exhibits

9.1 Amended and Restated Stock Redemption Program, dated April 24, 2024

9.2 Form of “Rooted in Regeneration” Promissory Note

2

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IROQUOIS VALLEY FARMLAND REIT, PBC

By:	/s/ Chris Zuehlsdorff
Chris Zuehlsdorff
Chief Executive Officer

Date: April 25, 2024